NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”) August 10, 2016 TO: Ontario Securities Commission, as notice regulator AND TO: British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Autorité des marchés financiers (Québec) Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Office of the Superintendent of Securities, Service Newfoundland & Labrador Office of the Superintendent of Securities, Prince Edward Island Office of the Superintendent of Securities, Northwest Territories Office of the Yukon Superintendent of Securities Nunavut Securities Office Alamos Gold Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer. ALAMOS GOLD INC. By: /s/ John A. McCluskey Name: John A. McCluskey Title: Chief Executive Officer